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                           July 28, 2023

       Zexiong Huang
       Chief Executive Officer
       Pintec Technology Holdings Ltd
       3rd Floor, No. 11 Building
       No. 109 Yard Tianjizhigu
       Jinghai 3rd Street, BDA, Beijing, 101111
       People   s Republic of China

                                                        Re: Pintec Technology
Holdings Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed May 15, 2023
                                                            File No. 001-38712

       Dear Zexiong Huang:

              We have reviewed your July 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 14, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Financial Information Related to the VIE Structures, page 5

   1. We note your proposed revised disclosures in response to prior comment 3. Please further revise your statements
of operations to present a revenue amount that excludes any
                                                        income from the VIE,
along with a separate line item for WFOE and Other Subsidiaries revenues from sources
other than the VIE. Similar revisions should be made to operating expenses and service
fees paid to VIEs. In addition, explain why the VIE column does not include a separate
line item reflecting an expense for the services fees paid to the
                                                        WFOE and Other
Subsidiaries, or revise.
 Zexiong Huang
Pintec Technology Holdings Ltd
July 28, 2023
Page 2
Item 4. Information on the Company
A. History and Development of the Company, page 69

2. Please provide us with the following additional information as it relates to the proposed revised disclosures provided in your response to prior comment 4 and further revise your disclosures as necessary:
          Explain further what is meant by "certain economic disputes."
          Tell us when the Chairman was initially detained by the PRC authorities and when he was released from detainment.
          Describe what matters Mr. Xiaofeng Cui voted on in Mr. Jun Dong's absence and what "other matters" Mr. Jun Dong was able to address and how. Explain the basis for your assertion that Mr. Jun Dong's detainment has not caused,
           and will not result in, a material adverse impact on your business, results of operations or financial condition, particularly since you state that you have not received any updates from any PRC government authority or reliable resources or any inquiry or action from any government authority.
Note 2. Summary of significant accounting policies
(s) Revenue recognition
Technical service fees, page F-20

3. We note your response to prior comment 7. Please explain further to us how technical service fees are determined each month. In this regard, you refer to loan volume, receipts from borrowers, etc. used in determining such fees. Clarify whether the loan volume is based on loans closed during the month or the outstanding balance of loans with the
      Financial Partner during the month and tell us how that factored into your analysis. Also, explain how receipts factor into the service fee and what the reference to "etc." includes.
       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.



                                                            Sincerely,
FirstName LastNameZexiong Huang
                                                            Division of
Corporation Finance
Comapany NamePintec Technology Holdings Ltd
                                                            Office of
Technology
July 28, 2023 Page 2
cc:       Yang Ge
FirstName LastName